

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 30, 2005

Mr. Peter C. Dougherty
Vice President and Chief Financial Officer
Meridian Gold, Inc.
9670 Gateway Drive
Reno, NV 89521-3952

> **Re:** **Meridian Gold, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2004**
> **Filed March 28, 2005**
> **Response Letter Dated May 25, 2005**
> **Response Letter Dated August 5, 2005**
> **File No. 1-12003**

Dear Mr. Dougherty:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

40-F for the Fiscal Year Ended December 31, 2004

Narrative Description of the Business

Accounting for the Impairment of Long-Lived Assets, page 12

1.   We have read your response to prior comment number one and are unable to agree with your conclusions. We note that at the time you purchased Brancote Holding PLC it held properties that were classified as in the mining development stage as a result of its determination of proven and probable reserves as evidenced

by a final feasibility study and appears to have begun its principal operations. Refer to Example 4, Scenario 5 of EITF 98-3 for US GAAP. Please contact us at your earliest convenience.

Esquel, page 20

2.   We have read your response to prior comment number two and continue to be uncertain as to how you are able to conclude that you have established legal feasibility.

Please expand your disclosures and/or address each of the following:

- explain the extent to which you have made progress toward acquiring the necessary permits,
- explain the extent to which you have considered and made progress on alternative methods to develop the property that are currently permitted under local and federal law,
- describe your plans to legally defend yourself,
- identify the estimated cost of the litigation,
- identify elapsed time estimate,
- identify additional personnel needed to guide this process,
- describe the board of directors' involvement regarding this matter,
- explain how this will affect your business provided you prevail or do not prevail,
- include your estimate of the time delay in the development of the mine, the cost of the delay, and if you do not prevail, what the impairment of assets would expect to be, and
- provide us with your impairment analysis and assumptions that you used to determine that this asset was not impaired.

Financial Statements

Statement of Operations, page 26

2.   We have reviewed your response to prior comment number three and are unable to agree with your conclusion. We believe that it is important to disclose to US investors how your measurement of cost of goods sold, as reported on the face of your statements of operations differs from cost of goods sold as defined in US GAAP. As previously requested, please expand your disclosure to explain this reporting difference to avoid US investor confusion.

Statement of Cash Flows, page 28

3.   We have reviewed your response to prior comment number four and are unable to
        agree with your conclusion. As previously noted, the Illustrative example in
        CICA 1540 presents a subtotal that does not include net income or loss; it only
        includes "items not effecting cash." Accordingly, we reissue our prior comment
        in its entirety.

> *We note in your reconciliation of net earnings to net cash provided by
> operating activities that you present a subtotal of net income and various
> charges and credits above total net cash from operating activities.
> Support your disclosure of this subtotal under Canadian GAAP as there
> does not appear to be a provision within CICA 1540 for this presentation.*

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief